Exhibit 99.85

VERSES

VERSES Brings Natural Computing to the Center of AI Discussions on the World Stage at Davos 2024

Company's Attendance Highlighted by Meetings with Renowned Tech Leaders

VANCOUVER, British Columbia, Feb. 01, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company developing next-generation intelligent software systems joined industry and world leaders at the 2024 World Economic Forum Annual Meeting in Davos, Switzerland, from January 15th to 19th, and engaged in discussions surrounding the Future of AI and Computing.

"We are thrilled with the level of interest we received at Davos this year," said Gabriel René, founder and CEO of VERSES. "As AI took center stage at Davos, the dominant narrative emphasized the drawbacks of existing large models. The overwhelming theme was a clear and tangible interest in alternatives to the current AI trajectory."

Highlights Of The Event Included

- Debate between Yann LeCun, one of the "Godfathers of AI," Chief Scientist at Meta and Karl Friston, one of the world's top neuroscientists and Chief Scientist at VERSES.
    - Natural vs. Artificial Intelligence
    - General Intelligence vs Human Intelligence
    - The need for systems to infer meaning on their own

- Announcement of a Partnership with G42 backed Analog.io to use the Genius™ platform for Abu Dhabi's smart city projects

- Intelligence Edge Panel: Connecting People, Places, and Things with AI at the Davos "AI House"
    - Gabriel René, CEO VERSES
    - Alex Kipman, CEO Analog.io
    - Nicole Büttner, CEO Merantix
    - Prashanth Marpu, VP of R&D, Bayanat.ai

- Added highlights
    - CNBC Panel - Featuring Dr. Friston and Sir Tim Berners Lee, inventor of HTTP and HTML, discussing *AI and Decentralization*
    - Director of Innovation, Research and Development, Mahault Albarracin was a featured speaker at Ahura AI House in Davos
    - Fireside Chat with Karl Friston and Gary Marcus, professor emeritus psychology and neuroscience at the New York University

Mr. René concluded, "The enthusiasm we received from business and world leaders alike highlighted the increased demand for smarter, safer, and more sustainable intelligent software systems and validated, on the world's stage, the transformative potential of the natural computing revolution that VERSES is leading."

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.
Eric Holder, Director of Communications, VERSES AI Inc. press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Forward Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to management's views regarding the transformative potential of the natural computing revolution and VERSES' positioning in the field.

Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that the Company will continue to meet its business objectives; that the field of AI will continue to expand and develop; and that the Company will be able to maintain or improve upon its market position in the field of AI.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the risk that AI developments could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations including, with respect to the Company, the ability of the Company to develop and commercialize its products and release and deploy its technologies; and risks that the Company's technology may fail to perform as expected; risks relating to increased competition. The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.